Jeffry Smith

Member Board Of Directors at POWERHANDZ Inc

Greater Salt Lake City Area

Message ···

On Point Logistics, Inc (Washington)

William & Mary – Raymond A. Mason School of...

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179 connections

Experience

Partner
On Point Logistics, Inc (Washington)
May 2017 – Present · 1 yr 4 mos
Greater Seattle Area

President/Owner
2240 Financial
Jan 2012 – Present · 6 yrs 8 mos
Greater Salt Lake City Area

Member Board Of Directors
POWERHANDZ Inc
Jun 2017 – Present · 1 yr 3 mos

Foundation Manager
Point of Hope Foundation
Nov 2009 – Present · 8 yrs 10 mos
Greater Salt Lake City Area

DWUJ LLC

Business Manager
DWUJ LLC
Nov 2009 – Jan 2012 · 2 yrs 3 mos

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Education

William & Mary –

William & Mary – Raymond A. Mason School of Business
MBA, Business
2004 – 2006

West

West Virginia University
BS, Accounting

Virginia University 1991 – 1994

Skills & Endorsements

Leadership · 8

Endorsed by **2 of Jeffry's colleagues at The Pediatric Connection**

Budgets · 6

Charles (Chuck) Svelan and 5 connections have given endorsements for this skill

Management · 5

Endorsed by **2 of Jeffry's colleagues at US Army**

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Recommendations

Received (0) Given (1)

Rachel Svelan, PHR

Rachel Svelan, PHR
Head of Talent at Cloud Academy, Inc. - We are hiring!
October 19, 2016, Jeffry worked with Rachel but at different companies

I recently referred a small business client to Rachel who was experience high employee turnover. Rachel was quickly able to assess the problem and implement a workable solution. Within weeks she drafted an employee handbook and training plan for employees, both of which have helped our client reduce turnover by 20%.